Exhibit 99.15

CONSENT OF STEVE ROSS

The undersigned hereby consents to the use of the undersigned’s name and the technical and scientific information which is included in, or incorporated by reference into, the Annual Report on Form 40-F, and any amendments and exhibits thereto, of Standard Lithium Ltd. (the “Company”) for the year ended June 30, 2021 (collectively, the “Annual Report”).

The undersigned also hereby consents to the use of the undersigned’s name and the incorporation by reference of such information contained the Annual Report into the Company’s Registration Statement on Form F-10 (File No. 333-259442), as amended.

/s/ Steve Ross
Steve Ross, P.Geol.

Date: October 28, 2021